As filed with the Securities and Exchange Commission on March 28, 2022

Registration No. 333-261188

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DISCOVERY, INC.

(Exact name of registrant as specified in its charter)

Delaware	4841	35-2333914
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Savalle Sims, Esq.

Executive Vice President and General Counsel

Discovery, Inc.

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Matthew E. Kaplan, Esq. Jonathan E. Levitsky, Esq. Sue Meng, Esq. Jeffrey J. Rosen, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Stacey S. Maris, Esq. Senior Vice President, Deputy General Counsel and Secretary AT&T Inc. One AT&T Plaza 208 South Akard Street Dallas, Texas 75202 (210) 821-4105	Eric M. Krautheimer, Esq. Patrick S. Brown, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad St. New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after all conditions to the transactions contemplated by the Agreement and Plan of Merger, dated as of May 17, 2021, described in the information statement/prospectus that forms a part of this Registration Statement have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-261188

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Discovery, Inc. (Registration No. 333-261188), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on February 10, 2022. This Post-Effective Amendment No. 1 is being filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended, to (1) add Exhibit 3.6, Exhibit 4.1 and Exhibits 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11 hereto to the Registration Statement, (2) amend Exhibit 21.1: Subsidiaries of Discovery, Inc. with an updated version of Exhibit 21.1, (3) amend Exhibit 23.3: Consent of PricewaterhouseCoopers LLP in respect of Discovery, Inc.’s financial statements, previously filed with the Registration Statement, with an updated version of Exhibit 23.3, (4) amend Exhibit 23.4: Consent of Ernst & Young LLP in respect of the WarnerMedia Business’s financial statements, previously filed with the Registration Statement, with an updated version of Exhibit 23.4 and (5) update Item 21 of Part II of the Registration Statement. The Registration Statement is hereby amended, as appropriate, to reflect the addition and replacement of such exhibits.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc., Discovery, Inc. and Drake Subsidiary, Inc. (attached as Annex A to the proxy statement/prospectus which forms part of the Registration Statement on Form S-4).†*

2.1.1	Letter Agreement, dated as of July 1, 2021, by and between AT&T Inc. and Discovery, Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of Discovery, Inc. for the quarterly period ended September 30, 2021).

2.1.2	Letter Agreement, dated as of July 7, 2021, by and between AT&T Inc. and Discovery, Inc. (incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q of Discovery, Inc. for the quarterly period ended September 30, 2021).

2.1.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 18, 2021, by and among AT&T Inc., Magallanes, Inc., Discovery, Inc. and Drake Subsidiary, Inc.*

2.2	Separation and Distribution Agreement, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc. and Discovery, Inc. (attached as Annex B to the proxy statement/prospectus which forms part of the Registration Statement on Form S-4).†*

2.3	Voting Agreement, dated as of May 17, 2021, by and among Discovery, Inc., AT&T Inc., Magallanes, Inc., John C. Malone, John C. Malone 1995 Revocable Trust, Malone Discovery 2021 Charitable Remainder Unitrust and Malone CHUB 2017 Charitable Remainder Unitrust (attached as Annex C to the proxy statement/prospectus which forms part of the Registration Statement on Form S-4).*

2.4	Voting Agreement, dated as of May 17, 2021, by and among Discovery, Inc., AT&T Inc., Magallanes, Inc., Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership (attached as Annex D to the proxy statement/prospectus which forms part of the Registration Statement on Form S-4).*

2.5	Consent Agreement, dated as of May 17, 2021, by and among Discovery, Inc., Advance/ Newhouse Programming Partnership and Advance/Newhouse Partnership (attached as Annex E to the proxy statement/prospectus which forms part of the Registration Statement on Form S-4).*

3.1	Restated Certificate of Incorporation of Discovery, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Discovery, Inc. for the year ended December 31, 2020).

3.2	Certificate of Designation of Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Discovery, Inc. filed on August 7, 2017).

3.3	Certificate of Designation of Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Discovery, Inc. filed on August 7, 2017).

3.4	Form of Second Restated Certificate of Incorporation of Warner Bros. Discovery, Inc. (attached as Annex F to the proxy statement/prospectus which forms part of the Registration Statement on Form S-4).*

Exhibit No.	Description

3.5	Amended and Restated Bylaws of Discovery, Inc., effective as of November 10, 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Discovery, Inc. filed on November 13, 2020).

3.6	Form of Amended and Restated Bylaws of Warner Bros. Discovery, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Discovery, Inc. filed on March 7, 2022).

4.1	Form of Series A Common Stock Certificate of Warner Bros. Discovery, Inc.**

5.1	Opinion and Consent of Debevoise & Plimpton LLP.*

8.1	Opinion of Sullivan & Cromwell LLP as to certain tax matters.*

10.1	Employee Matters Agreement, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc. and Discovery, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Discovery, Inc. filed on May 20, 2021).

10.2	Tax Matters Agreement, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc. and Discovery, Inc. (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of Discovery, Inc. filed on May 20, 2021).

21.1	Subsidiaries of Discovery, Inc. (incorporated by reference to Exhibit 21 to the Annual Report on Form 10-K of Discovery, Inc. for the year ended December 31, 2021).

23.1	Consent of Debevoise & Plimpton LLP (contained in opinion filed as Exhibit 5.1).*

23.2	Consent of Sullivan & Cromwell LLP (contained in opinion filed as Exhibit 8.1).*

23.3	Consent of PricewaterhouseCoopers LLP in respect of Discovery, Inc.’s financial statements.**

23.4	Consent of Ernst & Young LLP in respect of the WarnerMedia Business’s financial statements.**

24.1	Power of Attorney (contained on signature pages to the Registration Statement on Form S-4 filed on November 18, 2021).*

99.1	Consent of Allen & Company LLC.*

99.2	Consent of J.P. Morgan Securities LLC.*

99.3	Consent of Steven O. Newhouse with respect to the Registration Statement on Form S-4.*

99.4	Form of Discovery, Inc. Proxy Card.*

99.5	Consent of Li Haslett Chen with respect to the Registration Statement on Form S-4.**

99.6	Consent of Samuel A. Di Piazza, Jr. with respect to the Registration Statement on Form S-4.**

99.7	Consent of Richard W. Fisher with respect to the Registration Statement on Form S-4.**

99.8	Consent of Debra L. Lee with respect to the Registration Statement on Form S-4.**

99.9	Consent of Fazal Merchant with respect to the Registration Statement on Form S-4.**

Exhibit No.	Description

99.10	Consent of Paula A. Price with respect to the Registration Statement on Form S-4.**

99.11	Consent of Geoffrey Y. Yang with respect to the Registration Statement on Form S-4.**

107	Filing Fee Tables.*

*	Filed previously.
**	Filed herewith.
†

Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Merger Agreement and the Separation Agreement have been omitted. Discovery hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on March 28, 2022.

DISCOVERY, INC.

By:	/s/ David M. Zaslav
Name:	David M. Zaslav
Title:	President and Chief Executive Officer

Pursuant to the requirement of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David M. Zaslav	President and Chief Executive Officer, and Director	March 28, 2022
David M. Zaslav	(Principal Executive Officer)

/s/ Gunnar Wiedenfels	Chief Financial Officer (Principal Financial Officer)	March 28, 2022
Gunnar Wiedenfels

/s/ Lori C. Locke	Executive Vice President and Chief Accounting Officer	March 28, 2022
Lori C. Locke	(Principal Accounting Officer)

*	Director	March 28, 2022
Robert R. Beck

*	Director	March 28, 2022
Robert R. Bennett

*	Director	March 28, 2022
Paul A. Gould

*	Director	March 28, 2022
Robert L. Johnson

*	Director	March 28, 2022
Kenneth W. Lowe

*	Director	March 28, 2022
John C. Malone

*	Director	March 28, 2022
Robert J. Miron

*	Director	March 28, 2022
Steven A. Miron

Signature	Title	Date

*	Director	March 28, 2022
Daniel E. Sanchez

*	Director	March 28, 2022
Susan M. Swain

*	Director	March 28, 2022
J. David Wargo

*By:	/s/ David M. Zaslav
David M. Zaslav
(as attorney-in-fact)